Exhibit 99.4

4. Discussion and adoption of the 2021 financial statements6.a. Discharge of the Executive Directors6.b. Discharge of the Non-Executive Directors7. Designation of the Board as the competent body to issue (and grant rights to subscribe for) shares A and to limit or exclude statutory pre-emptive rights thereto8. Reduction of the issued share capital by a cancellation of shares B held by the Company9. Reduction of the issued share capital by a cancellation of shares C held by the Company10. Amendment of the compensation policy of LiliumLILIUM N.V. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED Signature_________________________________ Signature, if held jointly_________________________________ Date___________2022.When Shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the president or another authorized officer. If a partnership, please sign in partnership name by an authorized person. Please markyour voteslike thisX21378_LiliumVM_Proxy Card Rev6 Front CONTROL NUMBERThe Board of Directors recommends you to vote FOR the following:PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. INTERNET – www.cstproxyvote.comUse the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.Vote at the Meeting – If you plan to attend the virtual online annual general meeting, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend the annual general meeting, visit: https://www.cstproxy.com/lilium/am2022MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. The mailed proxy card must be received by Continental Stock Transfer & Trust Company no later than Tuesday, December 20 at 6:00 p.m. EST. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by Tuesday, December 20, 2022 at 6:00 p.m. EST.YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. IMMEDIATE - 24 Hours a Day, 7 Days a Week or by MailVote by Internet - QUICK EASY FORAGAINSTABSTAIN FORAGAINSTABSTAIN FORAGAINSTABSTAIN FORAGAINSTABSTAIN FORAGAINSTABSTAIN FORAGAINSTABSTAIN FORAGAINSTABSTAIN2. Confirm, and to the extent necessary ratify, that the board report - as included in the annual financial statements - could be prepared in English FORAGAINSTABSTAIN

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED LILIUM N.V.21378_LiliumVM_Proxy Card Rev6 BackFor the annual general meeting of shareholders (the Annual General Meeting) of Lilium N.V. (the Company) to be held on Wednesday, December 21, 2022 at 2:00 p.m. CET at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands, the shareholder(s) hereby grant(s) a power of attorney to Dirk-Jan Smit, civil law notary, of Freshfields Bruckhaus Deringer LLP, Amsterdam office, and any deputy-civil law notary working with Freshfields Bruckhaus Deringer LLP, Amsterdam office, each with the right of substitution, to represent it at the Annual General Meeting and to address the Annual General Meeting and exercise the voting rights attached to the shares that the share-holder(s) hold(s) on the record date, i.e. Wednesday, November 23, 2022 after the processing of all entries and deletions on that date, with which the shareholder(s) wish(es) to be represented and vote at the Annual General Meeting, in the manner set out on the reverse side of this ballot on its behalf.THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SUCH DIRECTION IS MADE, OR IF MULTIPLE INSTRUCTIONS ARE SELECTED ON THE REVERSE SIDE OF THIS BALLOT FOR ANY SINGLE VOTING ITEM, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS.For further information, please visit the Company’s website at www.lilium.com. This power of attorney is governed by the laws of the Netherlands.(Continued and to be marked, dated and signed on the other side)Important Notice Regarding the Availability of Proxy Materials for theAnnual General Meeting of Shareholders to be held on December 21, 2022:The Convocation Notice and Agenda are available at:https://www.cstproxy.com/lilium/am2022Paper copies of the proxy materials are also available, free of charge, via Continental Stock Transfer & Trust Company from December 6, 2022 at 4:30 p.m. EST, at: www.cstproxyvote.com